United States securities and exchange commission logo





                              December 15, 2020

       Frank Igwealor
       Chief Executive Officer
       Kid Castle Educational Corporation
       370 Amapola Ave., Suite 200A
       Torrance, California 90501

                                                        Re: Kid Castle
Educational Corporation
                                                            Amendment No. 4 to
Registration Statement on Form 10
                                                            Filed November 30,
2020
                                                            File No. 000-56174

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G filed November 30, 2020

       Business, page 5

   1. We note your response to prior comment 1 and re-issue in part. With respect to the Community Economic
Development Capital transaction, please disclose the name of the related party from
whom your acquired control of the CEDC as well as the "four
                                                        businesses" involved in
the transaction that were controlled by your CEO. In addition, please clarify how you
acquired 88% of the voting control of GiveMePower on September
                                                        16, 2020, as it is
unclear from your current disclosure whether GiveMePower issued shares to you. In this
regard, we note that the Form 10-K filed by GiveMePower does not appear to disclose that
the company is controlled by Kid Castle.
       Plan of Operations for the Next Twelve Months, page 36

   2. We note your response to prior comment 2 and re-issue the comment. Revise your disclosure to explain
what it means to strictly cultivate and utilize hemp as specified by
 Frank Igwealor
Kid Castle Educational Corporation
December 15, 2020
Page 2
         the Farm Bill. Please note that it is impermissible to hyperlink to information contained on outside websites in order to satisfy your disclosure obligations. Further, clarify if true that you do not and will not own facilities that grow non-hemp cannabis. Your current disclosure is confusing to investors in this respect.
General

3. We note your response to prior comment 5. As it appears that the activities which served as the basis for the trading suspension occurred after you acquired the company on
         October 21, 2019, it is unclear why your response appears to focus on your lack of access to information before that date. Please explain the concerns raised by the filings with the
         SEC on October 25, November 5, November 14, November 27, and December
6. In
         addition, please discuss the unusual and unexplained market activity which occurred between October 25 and October 28, 2019. In this regard, please also explain how you have concluded that your current officers and directors did not own or trade shares or participate in the events, including SEC filings, leading to the suspension order given that the company was acquired on October 21, 2019 and your disclosure on page 7 that you restarted filing immediately after consummation of the transaction. In addition, please discuss whether the activities which occurred also involve any affiliates of the company, its officers, or its directors.
4. With respect to the Cannabinoid transaction, please revise to clarify, if true, that the purpose of the transaction was to access the OTC platform and whether the change in control affected Kid Castle's eligibility for the platform. In addition, please revise to fully describe the "spin-off" of shares to the shareholders of Cannabinoid, including when the transaction occurred and how you determined that it was unnecessary to register the shares
FirstName LastNameFrank Igwealor
       that were distributed. Also, please advise why Cannabinoid's Form 1-K does not appear
Comapany    NameKid
       to disclose KidCastle  Educational
                        Castle's            Corporation
                                 reacquisition and control of Cannabinoid.
Please also revise to
       disclose
December        whenPage
           15, 2020    Kid 2Castle acquired Cannabinoid.
FirstName LastName
 Frank Igwealor
FirstName
Kid Castle LastNameFrank  Igwealor
           Educational Corporation
Comapany15,
December   NameKid
              2020 Castle Educational Corporation
December
Page 3    15, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Mary Shea, Esq.